Exhibit 99.2

BCE (1)
Consolidated Operational Data (2)

(In millions of Canadian dollars, except share amounts) (unaudited)	Q4 2014	Q4 2013	$ change	% change		TOTAL 2014	TOTAL 2013	$ change	% change
Operating revenues	5,528	5,382	146	2.7%		21,042	20,400	642	3.1%
Operating costs (A)	(3,438)	(3,312)	(126)	(3.8%)		(12,463)	(12,019)	(444)	(3.7%)
Post-employment benefit plans service cost	(68)	(72)	4	5.6%		(276)	(292)	16	5.5%
Adjusted EBITDA (3)	2,022	1,998	24	1.2%		8,303	8,089	214	2.6%
Adjusted EBITDA margin (3)	36.6%	37.1%		(0.5	) pts	39.5%	39.7%		(0.2	) pts
Severance, acquisition and other costs	(58)	(48)	(10)	(20.8%)		(216)	(406)	190	46.8%
Depreciation	(734)	(695)	(39)	(5.6%)		(2,880)	(2,734)	(146)	(5.3%)
Amortization	(118)	(160)	42	26.3%		(572)	(646)	74	11.5%
Finance costs
Interest expense	(238)	(240)	2	0.8%		(929)	(931)	2	0.2%
Interest on post-employment benefit obligations	(25)	(37)	12	32.4%		(101)	(150)	49	32.7%
Other (expense) income	(34)	1	(35)	n.m.		42	(6)	48	n.m.
Income taxes	(221)	(226)	5	2.2%		(929)	(828)	(101)	(12.2%)
Net earnings	594	593	1	0.2%		2,718	2,388	330	13.8%
Net earnings attributable to:
Common shareholders	542	495	47	9.5%		2,363	1,975	388	19.6%
Preferred shareholders	40	33	7	21.2%		137	131	6	4.6%
Non-controlling interest	12	65	(53)	(81.5%)		218	282	(64)	(22.7%)
Net earnings	594	593	1	0.2%		2,718	2,388	330	13.8%
Net earnings per common share - basic	$0.64	$0.64	$-	0.0%		$2.98	$2.55	$0.43	16.9%
Net earnings per common share - diluted	$0.63	$0.63	$-	0.0%		$2.97	$2.54	$0.43	16.9%
Dividends per common share	$0.6175	$0.5825	$0.035	6.0%		$2.4700	$2.3300	$0.140	6.0%
Average number of common shares outstanding - basic (millions)	837.7	775.9				793.7	775.8
Average number of common shares outstanding - diluted (millions)	838.9	776.6				794.6	776.4
Number of common shares outstanding (millions)	840.3	775.9				840.3	775.9
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	542	495	47	9.5%		2,363	1,975	388	19.6%
Severance, acquisition and other costs	42	33	9	27.3%		148	299	(151)	(50.5%)
Net losses (gains) on investments	8	12	(4)	33.3%		(8)	7	(15)	n.m.
Early debt redemption costs	18	-	18	n.m.		21	36	(15)	(41.7%)
Adjusted net earnings (3)	610	540	70	13.0%		2,524	2,317	207	8.9%
Impact on net earnings per share	$0.08	$0.06	$0.02	33.3%		$0.20	$0.44	$(0.24)	(54.5%)
Adjusted EPS (3)	$0.72	$0.70	$0.02	2.9%		$3.18	$2.99	$0.19	6.4%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 2

BCE
Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14	TOTAL 2013	Q4 13	Q3 13	Q2 13	Q1 13
Operating revenues	21,042	5,528	5,195	5,220	5,099	20,400	5,382	5,099	5,000	4,919
Operating costs (A)	(12,463)	(3,438)	(3,014)	(3,008)	(3,003)	(12,019)	(3,312)	(2,962)	(2,865)	(2,880)
Post-employment benefit plans service cost	(276)	(68)	(66)	(68)	(74)	(292)	(72)	(74)	(69)	(77)
Adjusted EBITDA	8,303	2,022	2,115	2,144	2,022	8,089	1,998	2,063	2,066	1,962
Adjusted EBITDA margin	39.5%	36.6%	40.7%	41.1%	39.7%	39.7%	37.1%	40.5%	41.3%	39.9%
Severance, acquisition and other costs	(216)	(58)	(66)	(54)	(38)	(406)	(48)	(297)	(28)	(33)
Depreciation	(2,880)	(734)	(739)	(708)	(699)	(2,734)	(695)	(683)	(681)	(675)
Amortization	(572)	(118)	(116)	(171)	(167)	(646)	(160)	(162)	(161)	(163)
Finance costs
Interest expense	(929)	(238)	(227)	(229)	(235)	(931)	(240)	(242)	(228)	(221)
Interest on post-employment benefit obligations	(101)	(25)	(25)	(26)	(25)	(150)	(37)	(38)	(38)	(37)
Other income (expense)	42	(34)	2	(13)	87	(6)	1	(24)	(63)	80
Income taxes	(929)	(221)	(241)	(236)	(231)	(828)	(226)	(165)	(196)	(241)
Net earnings	2,718	594	703	707	714	2,388	593	452	671	672
Net earnings attributable to:
Common shareholders	2,363	542	600	606	615	1,975	495	343	571	566
Preferred shareholders	137	40	31	33	33	131	33	32	33	33
Non-controlling interest	218	12	72	68	66	282	65	77	67	73
Net earnings	2,718	594	703	707	714	2,388	593	452	671	672
Net earnings per common share - basic	$2.98	$0.64	$0.77	$0.78	$0.79	$2.55	$0.64	$0.44	$0.74	$0.73
Net earnings per common share - diluted	$2.97	$0.63	$0.77	$0.78	$0.79	$2.54	$0.63	$0.44	$0.74	$0.73
Dividends per common share	$2.4700	$0.6175	$0.6175	$0.6175	$0.6175	$2.3300	$0.5825	$0.5825	$0.5825	$0.5825
Average number of common shares outstanding - basic (millions)	793.7	837.7	782.1	777.7	776.5	775.8	775.9	775.9	775.9	775.7
Average number of common shares outstanding - diluted (millions)	794.6	838.9	783.0	778.6	777.2	776.4	776.6	776.3	776.6	776.3
Number of common shares outstanding (millions)	840.3	840.3	828.3	778.1	777.3	775.9	775.9	775.9	775.9	775.9
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	2,363	542	600	606	615	1,975	495	343	571	566
Severance, acquisition and other costs	148	42	45	38	23	299	33	222	21	23
Net (gains) losses on investments	(8)	8	-	(4)	(12)	7	12	(2)	(1)	(2)
Early debt redemption costs	21	18	3	-	-	36	-	21	3	12
Adjusted net earnings	2,524	610	648	640	626	2,317	540	584	594	599
Impact on net earnings per share	$0.20	$0.08	$0.06	$0.04	$0.02	$0.44	$0.06	$0.31	$0.03	$0.04
Adjusted EPS	$3.18	$0.72	$0.83	$0.82	$0.81	$2.99	$0.70	$0.75	$0.77	$0.77

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 3

BCE (1)
Segmented Data (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2014	Q4 2013	$ change	% change		TOTAL 2014	TOTAL 2013	$ change	% change

Revenues
Bell Wireless	1,649	1,505	144	9.6%		6,241	5,849	392	6.7%
Bell Wireline	2,628	2,601	27	1.0%		10,040	10,097	(57)	(0.6%)
Bell Media	789	821	(32)	(3.9%)		2,937	2,557	380	14.9%
Inter-segment eliminations	(126)	(114)	(12)	(10.5%)		(484)	(394)	(90)	(22.8%)
Total Bell	4,940	4,813	127	2.6%		18,734	18,109	625	3.5%
Bell Aliant	700	688	12	1.7%		2,757	2,759	(2)	(0.1%)
Inter-segment eliminations	(112)	(119)	7	5.9%		(449)	(468)	19	4.1%
Total BCE	5,528	5,382	146	2.7%		21,042	20,400	642	3.1%

Operating costs
Bell Wireless	(1,064)	(976)	(88)	(9.0%)		(3,677)	(3,509)	(168)	(4.8%)
Bell Wireline	(1,675)	(1,667)	(8)	(0.5%)		(6,272)	(6,303)	31	0.5%
Bell Media	(597)	(591)	(6)	(1.0%)		(2,203)	(1,874)	(329)	(17.6%)
Inter-segment eliminations	126	114	12	10.5%		484	394	90	22.8%
Total Bell	(3,210)	(3,120)	(90)	(2.9%)		(11,668)	(11,292)	(376)	(3.3%)
Bell Aliant	(408)	(383)	(25)	(6.5%)		(1,520)	(1,487)	(33)	(2.2%)
Inter-segment eliminations	112	119	(7)	(5.9%)		449	468	(19)	(4.1%)
Total BCE	(3,506)	(3,384)	(122)	(3.6%)		(12,739)	(12,311)	(428)	(3.5%)

Adjusted EBITDA
Bell Wireless	585	529	56	10.6%		2,564	2,340	224	9.6%
Margin	35.5%	35.1%		0.4	pts	41.1%	40.0%		1.1	pts
Bell Wireline	953	934	19	2.0%		3,768	3,794	(26)	(0.7%)
Margin	36.3%	35.9%		0.4	pts	37.5%	37.6%		(0.1	) pts
Bell Media	192	230	(38)	(16.5%)		734	683	51	7.5%
Margin	24.3%	28.0%		(3.7	) pts	25.0%	26.7%		(1.7	) pts
Total Bell	1,730	1,693	37	2.2%		7,066	6,817	249	3.7%
Margin	35.0%	35.2%		(0.2	) pts	37.7%	37.6%		0.1	pts
Bell Aliant	292	305	(13)	(4.3%)		1,237	1,272	(35)	(2.8%)
Margin	41.7%	44.3%		(2.6	) pts	44.9%	46.1%		(1.2	) pts
Total BCE	2,022	1,998	24	1.2%		8,303	8,089	214	2.6%
Margin	36.6%	37.1%		(0.5	) pts	39.5%	39.7%		(0.2	) pts

Capital expenditures
Bell Wireless	211	226	15	6.6%		671	639	(32)	(5.0%)
Capital Intensity (4)	12.8%	15.0%		2.2	pts	10.8%	10.9%		0.1	pts
Bell Wireline	667	702	35	5.0%		2,334	2,247	(87)	(3.9%)
Capital Intensity	25.4%	27.0%		1.6	pts	23.2%	22.3%		(0.9	) pts
Bell Media	54	64	10	15.6%		137	115	(22)	(19.1%)
Capital Intensity	6.8%	7.8%		1.0	pts	4.7%	4.5%		(0.2	) pts
Total Bell	932	992	60	6.0%		3,142	3,001	(141)	(4.7%)
Capital Intensity	18.9%	20.6%		1.7	pts	16.8%	16.6%		(0.2	) pts
Bell Aliant	144	147	3	2.0%		575	570	(5)	(0.9%)
Capital Intensity	20.6%	21.4%		0.8	pts	20.9%	20.7%		(0.2	) pts
Total BCE	1,076	1,139	63	5.5%		3,717	3,571	(146)	(4.1%)
Capital Intensity	19.5%	21.2%		1.7	pts	17.7%	17.5%		(0.2	) pts

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 4

BCE
Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14	TOTAL 2013	Q4 13	Q3 13	Q2 13	Q1 13

Revenues
Bell Wireless	6,241	1,649	1,598	1,522	1,472	5,849	1,505	1,493	1,442	1,409
Bell Wireline	10,040	2,628	2,465	2,485	2,462	10,097	2,601	2,482	2,506	2,508
Bell Media	2,937	789	665	761	722	2,557	821	664	559	513
Inter-segment eliminations	(484)	(126)	(121)	(119)	(118)	(394)	(114)	(115)	(83)	(82)
Total Bell	18,734	4,940	4,607	4,649	4,538	18,109	4,813	4,524	4,424	4,348
Bell Aliant	2,757	700	699	682	676	2,759	688	696	691	684
Inter-segment eliminations	(449)	(112)	(111)	(111)	(115)	(468)	(119)	(121)	(115)	(113)
Total BCE	21,042	5,528	5,195	5,220	5,099	20,400	5,382	5,099	5,000	4,919

Operating costs
Bell Wireless	(3,677)	(1,064)	(914)	(855)	(844)	(3,509)	(976)	(876)	(833)	(824)
Bell Wireline	(6,272)	(1,675)	(1,533)	(1,532)	(1,532)	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)
Bell Media	(2,203)	(597)	(483)	(551)	(572)	(1,874)	(591)	(465)	(403)	(415)
Inter-segment eliminations	484	126	121	119	118	394	114	115	83	82
Total Bell	(11,668)	(3,210)	(2,809)	(2,819)	(2,830)	(11,292)	(3,120)	(2,785)	(2,680)	(2,707)
Bell Aliant	(1,520)	(408)	(382)	(368)	(362)	(1,487)	(383)	(372)	(369)	(363)
Inter-segment eliminations	449	112	111	111	115	468	119	121	115	113
Total BCE	(12,739)	(3,506)	(3,080)	(3,076)	(3,077)	(12,311)	(3,384)	(3,036)	(2,934)	(2,957)

Adjusted EBITDA
Bell Wireless	2,564	585	684	667	628	2,340	529	617	609	585
Margin	41.1%	35.5%	42.8%	43.8%	42.7%	40.0%	35.1%	41.3%	42.2%	41.5%
Bell Wireline	3,768	953	932	953	930	3,794	934	923	979	958
Margin	37.5%	36.3%	37.8%	38.4%	37.8%	37.6%	35.9%	37.2%	39.1%	38.2%
Bell Media	734	192	182	210	150	683	230	199	156	98
Margin	25.0%	24.3%	27.4%	27.6%	20.8%	26.7%	28.0%	30.0%	27.9%	19.1%
Total Bell	7,066	1,730	1,798	1,830	1,708	6,817	1,693	1,739	1,744	1,641
Margin	37.7%	35.0%	39.0%	39.4%	37.6%	37.6%	35.2%	38.4%	39.4%	37.7%
Bell Aliant	1,237	292	317	314	314	1,272	305	324	322	321
Margin	44.9%	41.7%	45.4%	46.0%	46.4%	46.1%	44.3%	46.6%	46.6%	46.9%
Total BCE	8,303	2,022	2,115	2,144	2,022	8,089	1,998	2,063	2,066	1,962
Margin	39.5%	36.6%	40.7%	41.1%	39.7%	39.7%	37.1%	40.5%	41.3%	39.9%

Capital expenditures
Bell Wireless	671	211	179	164	117	639	226	157	134	122
Capital Intensity	10.8%	12.8%	11.2%	10.8%	7.9%	10.9%	15.0%	10.5%	9.3%	8.7%
Bell Wireline	2,334	667	609	595	463	2,247	702	562	523	460
Capital Intensity	23.2%	25.4%	24.7%	23.9%	18.8%	22.3%	27.0%	22.6%	20.9%	18.3%
Bell Media	137	54	37	32	14	115	64	23	16	12
Capital Intensity	4.7%	6.8%	5.6%	4.2%	1.9%	4.5%	7.8%	3.5%	2.9%	2.3%
Total Bell	3,142	932	825	791	594	3,001	992	742	673	594
Capital Intensity	16.8%	18.9%	17.9%	17.0%	13.1%	16.6%	20.6%	16.4%	15.2%	13.7%
Bell Aliant	575	144	150	146	135	570	147	138	157	128
Capital Intensity	20.9%	20.6%	21.5%	21.4%	20.0%	20.7%	21.4%	19.8%	22.7%	18.7%
Total BCE	3,717	1,076	975	937	729	3,571	1,139	880	830	722
Capital Intensity	17.7%	19.5%	18.8%	18.0%	14.3%	17.5%	21.2%	17.3%	16.6%	14.7%

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 5

BCE (Bell and Bell Aliant) (1)
Customer Connections

	Q4 2014	Q4 2013	% change	TOTAL 2014	TOTAL 2013	% change
Total Connections
Wireless subscribers (A)	8,118,628	7,925,032	2.4%	8,118,628	7,925,032	2.4%
Postpaid (A)	7,110,047	6,798,093	4.6%	7,110,047	6,798,093	4.6%
High-speed Internet subscribers	3,297,026	3,136,636	5.1%	3,297,026	3,136,636	5.1%
TV (Satellite and Internet Protocol Television (IPTV) subscribers)	2,642,608	2,489,248	6.2%	2,642,608	2,489,248	6.2%
IPTV	933,547	657,513	42.0%	933,547	657,513	42.0%
Total Growth Services	14,058,262	13,550,916	3.7%	14,058,262	13,550,916	3.7%
Network Access Service (NAS) lines	7,130,852	7,595,569	(6.1%)	7,130,852	7,595,569	(6.1%)
Total Services	21,189,114	21,146,485	0.2%	21,189,114	21,146,485	0.2%

Net activations
Wireless subscribers	83,498	94,316	(11.5%)	193,596	220,608	(12.2%)
Postpaid	118,120	120,699	(2.1%)	311,954	381,740	(18.3%)
High-speed Internet subscribers	52,010	22,869	n.m.	160,390	91,401	75.5%
TV (Satellite and IPTV subscribers)	42,190	51,148	(17.5%)	153,360	177,183	(13.4%)
IPTV	76,074	75,120	1.3%	276,034	286,195	(3.6%)
Total Growth Services	177,698	168,333	5.6%	507,346	489,192	3.7%
NAS lines	(93,005)	(134,714)	31.0%	(464,717)	(540,740)	14.1%
Total Services	84,693	33,619	n.m.	42,629	(51,548)	n.m.

(A)	In Q4 2013, following a review of our wireless subscriber metrics, our 2013 postpaid subscriber base was reduced by 99,098 customers to exclude all machine-to-machine subscribers.
Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts.
Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 6

BCE (Bell and Bell Aliant)
Customer Connections - Historical Trend

	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14	TOTAL 2013	Q4 13	Q3 13	Q2 13	Q1 13
Total Connections
Wireless subscribers (A)	8,118,628	8,118,628	8,035,130	7,951,494	7,908,596	7,925,032	7,925,032	7,951,182	7,860,429	7,815,475
Postpaid (A)	7,110,047	7,110,047	6,991,927	6,900,148	6,832,197	6,798,093	6,798,093	6,802,868	6,699,101	6,600,971
High-speed Internet subscribers	3,297,026	3,297,026	3,245,016	3,180,762	3,163,218	3,136,636	3,136,636	3,113,767	3,066,571	3,057,884
TV (Satellite and IPTV subscribers)	2,642,608	2,642,608	2,600,418	2,562,840	2,529,471	2,489,248	2,489,248	2,438,100	2,377,021	2,340,201
IPTV	933,547	933,547	857,473	783,023	723,891	657,513	657,513	582,393	495,038	433,031
Total Growth Services	14,058,262	14,058,262	13,880,564	13,695,096	13,601,285	13,550,916	13,550,916	13,503,049	13,304,021	13,213,560
NAS lines	7,130,852	7,130,852	7,223,857	7,331,909	7,462,829	7,595,569	7,595,569	7,730,283	7,851,441	7,995,755
Total Services	21,189,114	21,189,114	21,104,421	21,027,005	21,064,114	21,146,485	21,146,485	21,233,332	21,155,462	21,209,315

Net activations
Wireless subscribers	193,596	83,498	83,636	42,898	(16,436)	220,608	94,316	90,753	44,954	(9,415)
Postpaid	311,954	118,120	91,779	67,951	34,104	381,740	120,699	103,767	98,130	59,144
High-speed Internet subscribers	160,390	52,010	64,254	17,544	26,582	91,401	22,869	47,196	8,687	12,649
TV (Satellite and IPTV subscribers)	153,360	42,190	37,578	33,369	40,223	177,183	51,148	61,079	36,820	28,136
IPTV	276,034	76,074	74,450	59,132	66,378	286,195	75,120	87,355	62,007	61,713
Total Growth Services	507,346	177,698	185,468	93,811	50,369	489,192	168,333	199,028	90,461	31,370
NAS lines	(464,717)	(93,005)	(108,052)	(130,920)	(132,740)	(540,740)	(134,714)	(121,158)	(144,314)	(140,554)
Total Services	42,629	84,693	77,416	(37,109)	(82,371)	(51,548)	33,619	77,870	(53,853)	(109,184)

(A)	In Q4 2013, following a review of our wireless subscriber metrics, our 2013 postpaid subscriber base was reduced by 99,098 customers to exclude all machine-to-machine subscribers.
Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts.
Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 7

Bell Wireless (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2014	Q4 2013	% change		TOTAL 2014	TOTAL 2013	% change
Bell Wireless
Revenues
Service	1,469	1,359	8.1%		5,705	5,362	6.4%
Product	167	134	24.6%		483	432	11.8%
Total external Bell Wireless revenues	1,636	1,493	9.6%		6,188	5,794	6.8%
Inter-segment	13	12	8.3%		53	55	(3.6%)
Total Bell Wireless operating revenues	1,649	1,505	9.6%		6,241	5,849	6.7%
Operating costs	(1,064)	(976)	(9.0%)		(3,677)	(3,509)	(4.8%)
Adjusted EBITDA	585	529	10.6%		2,564	2,340	9.6%
Adjusted EBITDA margin (Total revenues)	35.5%	35.1%	0.4	pts	41.1%	40.0%	1.1	pts
Adjusted EBITDA margin (Service revenues)	39.8%	38.9%	0.9	pts	44.9%	43.6%	1.3	pts

Capital expenditures	211	226	6.6%		671	639	(5.0%)
Capital intensity	12.8%	15.0%	2.2	pts	10.8%	10.9%	0.1	pts
Wireless gross activations	455,457	462,469	(1.5%)		1,614,364	1,694,055	(4.7%)
Postpaid	377,735	368,154	2.6%		1,271,599	1,332,423	(4.6%)
Wireless net activations	83,509	93,700	(10.9%)		192,368	217,768	(11.7%)
Postpaid	117,378	119,520	(1.8%)		308,504	378,121	(18.4%)
Wireless subscribers end of period (EOP) (A)	7,970,702	7,778,334	2.5%		7,970,702	7,778,334	2.5%
Postpaid (A)	6,986,196	6,677,692	4.6%		6,986,196	6,677,692	4.6%
Average revenue per user (4) (ARPU)($/month)	61.12	57.92	5.5%		60.07	57.25	4.9%
Churn (%) (4)(average per month)	1.57%	1.59%	0.02	pts	1.52%	1.60%	0.08	pts
Prepaid	3.42%	3.41%	(0.01	) pts	3.43%	3.55%	0.12	pts
Postpaid	1.30%	1.29%	(0.01	) pts	1.22%	1.25%	0.03	pts
Cost of acquisition (COA) (4) ($/subscriber)	497	468	(6.2%)		443	421	(5.2%)

(A)	In Q4 2013, following a review of our wireless subscriber metrics, our 2013 postpaid subscriber base was reduced by 99,098 customers to exclude all machine-to-machine subscribers.
Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts.
Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 8

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14	TOTAL 2013	Q4 13	Q3 13	Q2 13	Q1 13
Bell Wireless
Revenues
Service	5,705	1,469	1,468	1,404	1,364	5,362	1,359	1,372	1,328	1,303
Product	483	167	117	105	94	432	134	106	99	93
Total external Bell Wireless revenues	6,188	1,636	1,585	1,509	1,458	5,794	1,493	1,478	1,427	1,396
Inter-segment	53	13	13	13	14	55	12	15	15	13
Total Bell Wireless operating revenues	6,241	1,649	1,598	1,522	1,472	5,849	1,505	1,493	1,442	1,409
Operating costs	(3,677)	(1,064)	(914)	(855)	(844)	(3,509)	(976)	(876)	(833)	(824)
Adjusted EBITDA	2,564	585	684	667	628	2,340	529	617	609	585
Adjusted EBITDA margin (Total revenues)	41.1%	35.5%	42.8%	43.8%	42.7%	40.0%	35.1%	41.3%	42.2%	41.5%
Adjusted EBITDA margin (Service revenues)	44.9%	39.8%	46.6%	47.5%	46.0%	43.6%	38.9%	45.0%	45.9%	44.9%

Capital expenditures	671	211	179	164	117	639	226	157	134	122
Capital intensity	10.8%	12.8%	11.2%	10.8%	7.9%	10.9%	15.0%	10.5%	9.3%	8.7%
Wireless gross activations	1,614,364	455,457	423,833	383,345	351,729	1,694,055	462,469	438,722	421,647	371,217
Postpaid	1,271,599	377,735	326,708	291,993	275,163	1,332,423	368,154	333,081	336,052	295,136
Wireless net activations	192,368	83,509	83,106	41,431	(15,678)	217,768	93,700	89,459	43,566	(8,957)
Postpaid	308,504	117,378	90,976	66,186	33,964	378,121	119,520	102,714	96,390	59,497
Wireless subscribers EOP (A)	7,970,702	7,970,702	7,887,193	7,804,087	7,762,656	7,778,334	7,778,334	7,805,100	7,715,641	7,672,075
Postpaid (A)	6,986,196	6,986,196	6,868,818	6,777,842	6,711,656	6,677,692	6,677,692	6,683,646	6,580,932	6,484,542
ARPU ($/month)	60.07	61.12	61.73	59.49	57.90	57.25	57.92	58.30	56.85	55.92
Churn (%)(average per month)	1.52%	1.57%	1.45%	1.47%	1.58%	1.60%	1.59%	1.50%	1.64%	1.65%
Prepaid	3.43%	3.42%	3.12%	3.48%	3.67%	3.55%	3.41%	3.27%	3.71%	3.79%
Postpaid	1.22%	1.30%	1.20%	1.16%	1.24%	1.25%	1.29%	1.20%	1.27%	1.25%
COA ($/subscriber)	443	497	421	403	442	421	468	403	402	404

(A)	In Q4 2013, following a review of our wireless subscriber metrics, our 2013 postpaid subscriber base was reduced by 99,098 customers to exclude all machine-to-machine subscribers.
Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts.
Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 9

Bell Wireline (1)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2014	Q4 2013	% change		TOTAL 2014	TOTAL 2013	% change
Bell Wireline
Data	1,573	1,513	4.0%		5,991	5,828	2.8%
Local & access	578	606	(4.6%)		2,364	2,497	(5.3%)
Long distance	173	171	1.2%		668	722	(7.5%)
Equipment & other	213	222	(4.1%)		664	707	(6.1%)
Total external revenues	2,537	2,512	1.0%		9,687	9,754	(0.7%)
Inter-segment revenues	91	89	2.2%		353	343	2.9%
Total Bell Wireline operating revenues	2,628	2,601	1.0%		10,040	10,097	(0.6%)
Operating costs	(1,675)	(1,667)	(0.5%)		(6,272)	(6,303)	0.5%
Adjusted EBITDA	953	934	2.0%		3,768	3,794	(0.7%)
Adjusted EBITDA Margin	36.3%	35.9%	0.4	pts	37.5%	37.6%	(0.1	) pts

Capital expenditures	667	702	5.0%		2,334	2,247	(3.9%)
Capital intensity	25.4%	27.0%	1.6	pts	23.2%	22.3%	(0.9	) pts
High-speed Internet
High-speed Internet net activations	34,126	15,690	n.m.		102,946	57,722	78.3%
High-speed Internet subscribers EOP	2,287,489	2,184,543	4.7%		2,287,489	2,184,543	4.7%
TV
Net subscriber activations	24,437	36,189	(32.5%)		98,452	122,450	(19.6%)
Fibe TV	58,371	60,301	(3.2%)		221,103	231,132	(4.3%)
Total subscribers EOP	2,376,885	2,278,433	4.3%		2,376,885	2,278,433	4.3%
Fibe TV	700,533	479,430	46.1%		700,533	479,430	46.1%
Local
NAS
Residential	2,435,471	2,652,429	(8.2%)		2,435,471	2,652,429	(8.2%)
Business	2,457,765	2,589,820	(5.1%)		2,457,765	2,589,820	(5.1%)
Total	4,893,236	5,242,249	(6.7%)		4,893,236	5,242,249	(6.7%)
NAS net (losses)/activations
Residential	(40,178)	(63,281)	36.5%		(216,958)	(287,885)	24.6%
Business	(26,527)	(32,478)	18.3%		(132,055)	(114,805)	(15.0%)
Total	(66,705)	(95,759)	30.3%		(349,013)	(402,690)	13.3%

n.m.: not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 10

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14	TOTAL 2013	Q4 13	Q3 13	Q2 13	Q1 13
Bell Wireline
Data	5,991	1,573	1,470	1,485	1,463	5,828	1,513	1,426	1,456	1,433
Local & access	2,364	578	588	595	603	2,497	606	613	632	646
Long distance	668	173	163	170	162	722	171	184	183	184
Equipment & other	664	213	155	147	149	707	222	168	153	164
Total external revenues	9,687	2,537	2,376	2,397	2,377	9,754	2,512	2,391	2,424	2,427
Inter-segment revenues	353	91	89	88	85	343	89	91	82	81
Total Bell Wireline operating revenues	10,040	2,628	2,465	2,485	2,462	10,097	2,601	2,482	2,506	2,508
Operating costs	(6,272)	(1,675)	(1,533)	(1,532)	(1,532)	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)
Adjusted EBITDA	3,768	953	932	953	930	3,794	934	923	979	958
Adjusted EBITDA Margin	37.5%	36.3%	37.8%	38.4%	37.8%	37.6%	35.9%	37.2%	39.1%	38.2%

Capital expenditures	2,334	667	609	595	463	2,247	702	562	523	460
Capital intensity	23.2%	25.4%	24.7%	23.9%	18.8%	22.3%	27.0%	22.6%	20.9%	18.3%
High-speed Internet
High-speed Internet net activations	102,946	34,126	49,555	3,638	15,627	57,722	15,690	35,634	2,446	3,952
High-speed Internet subscribers EOP	2,287,489	2,287,489	2,253,363	2,203,808	2,200,170	2,184,543	2,184,543	2,168,853	2,133,219	2,130,773
TV
Net subscriber activations	98,452	24,437	24,494	20,960	28,561	122,450	36,189	46,685	25,605	13,971
Fibe TV	221,103	58,371	61,519	46,533	54,680	231,132	60,301	72,813	50,555	47,463
Total subscribers EOP	2,376,885	2,376,885	2,352,448	2,327,954	2,306,994	2,278,433	2,278,433	2,242,244	2,195,559	2,169,954
Fibe TV	700,533	700,533	642,162	580,643	534,110	479,430	479,430	419,129	346,316	295,761
Local
NAS
Residential	2,435,471	2,435,471	2,475,649	2,518,822	2,586,791	2,652,429	2,652,429	2,715,710	2,774,667	2,856,757
Business	2,457,765	2,457,765	2,484,292	2,516,146	2,554,225	2,589,820	2,589,820	2,622,298	2,650,824	2,679,736
Total	4,893,236	4,893,236	4,959,941	5,034,968	5,141,016	5,242,249	5,242,249	5,338,008	5,425,491	5,536,493
NAS net (losses)/activations
Residential	(216,958)	(40,178)	(43,173)	(67,969)	(65,638)	(287,885)	(63,281)	(58,957)	(82,090)	(83,557)
Business	(132,055)	(26,527)	(31,854)	(38,079)	(35,595)	(114,805)	(32,478)	(28,526)	(28,912)	(24,889)
Total	(349,013)	(66,705)	(75,027)	(106,048)	(101,233)	(402,690)	(95,759)	(87,483)	(111,002)	(108,446)

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 11

BCE (1)
Net debt and other information (2)

Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
			BCE

	December 31,	September 30,	June 30,	March 31	December 31
	2014	2014	2014	2014	2013
Debt due within one year	3,743	3,194	2,736	3,201	2,571
Long-term debt	16,355	17,388	16,150	16,010	16,341
Preferred shares - BCE (A)	2,002	1,918	1,698	1,698	1,698
Cash and cash equivalents	(566)	(1,406)	(150)	(720)	(335)
Net Debt (3)	21,534	21,094	20,434	20,189	20,275

Net Debt / Adjusted EBITDA (4)	2.59	2.55	2.48	2.48	2.51
Adjusted EBITDA /Net interest expense, excluding interest on post-employment benefit obligations and including 50% of preferred dividends (4)	8.38	8.37	8.19	8.12	8.17

Bell Media Inc. - Proportionate Information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2014	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Total 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013

Proportionate Net Debt	-	-	-	14	30	103	103	143	202	206
Proportionate Adjusted EBITDA	657	181	158	189	129	593	209	172	134	78

Cash Flow Information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2014	Q4 2013	$ change	% change	Total 2014	Total 2013	$ change	% change
Free Cash Flow (FCF) (3)
Cash from operating activities, excluding acquisition costs paid	1,559	1,649	(90)	(5.5%)	5,680	5,521	159	2.9%
Capital expenditures	(1,035)	(992)	(43)	(4.3%)	(3,245)	(3,001)	(244)	(8.1%)
Dividends paid on preferred shares	(40)	(31)	(9)	(29.0%)	(134)	(127)	(7)	(5.5%)
Dividends paid by subsidiaries to non-controlling interest	(1)	-	(1)	n.m.	(2)	(13)	11	84.6%
Voluntary defined benefit pension plan contribution	350	-	350	n.m.	350	-	350	n.m.
Bell Aliant dividends to BCE	-	48	(48)	(100.0%)	95	191	(96)	(50.3%)
FCF	833	674	159	23.6%	2,744	2,571	173	6.7%

Cash Flow Information - Historical Trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2014	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Total 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
FCF
Cash from operating activities, excluding acquisition costs paid	5,680	1,559	1,644	1,589	888	5,521	1,649	1,479	1,567	826
Capital expenditures	(3,245)	(1,035)	(825)	(791)	(594)	(3,001)	(992)	(742)	(673)	(594)
Dividends paid on preferred shares	(134)	(40)	(31)	(31)	(32)	(127)	(31)	(38)	(32)	(26)
Dividends paid by subsidiaries to non-controlling interest	(2)	(1)	(1)	-	-	(13)	-	-	(6)	(7)
Voluntary defined benefit pension plan contribution	350	350	-	-	-	-	-	-	-	-
Bell Aliant dividends to BCE	95	-	47	48	-	191	48	48	47	48
FCF	2,744	833	834	815	262	2,571	674	747	903	247

(A)	Net debt includes 50% of preferred shares
n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 12

BCE (1)
Consolidated Statements of Financial Position (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2014	September 30 2014	June 30 2014	March 31 2014	December 31 2013
ASSETS
Current assets
Cash	142	141	125	99	220
Cash equivalents	424	1,265	25	621	115
Trade and other receivables	3,069	2,808	2,860	2,861	3,043
Inventory	333	424	384	380	383
Prepaid expenses	379	435	541	503	415
Assets held for sale	3	-	195	193	719
Other current assets	198	190	131	193	175
Total current assets	4,548	5,263	4,261	4,850	5,070
Non-current assets
Property, plant and equipment	21,327	21,215	20,911	20,671	20,743
Intangible assets	10,224	10,026	10,019	9,526	9,552
Deferred tax assets	162	232	218	199	165
Investments in associates and joint ventures	776	776	771	789	775
Other non-current assets	875	758	679	752	698
Goodwill	8,385	8,373	8,364	8,376	8,381
Total non-current assets	41,749	41,380	40,962	40,313	40,314
Total assets	46,297	46,643	45,223	45,163	45,384
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,398	3,949	3,798	3,661	4,339
Interest payable	145	145	137	145	147
Dividends payable	534	496	556	555	466
Current tax liabilities	269	330	268	191	367
Debt due within one year	3,743	3,194	2,736	3,201	2,571
Total current liabilities	9,089	8,114	7,495	7,753	7,890
Non-current liabilities
Long-term debt	16,355	17,388	16,150	16,010	16,341
Deferred tax liabilities	1,321	1,157	1,106	1,217	1,318
Post-employment benefit obligation	2,772	3,437	3,241	2,744	2,127
Other non-current liabilities	1,521	1,516	1,480	1,458	1,458
Total non-current liabilities	21,969	23,498	21,977	21,429	21,244
Total liabilities	31,058	31,612	29,472	29,182	29,134

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	3,836	3,395	3,395	3,395
Common shares	16,717	16,125	13,726	13,688	13,629
Contributed surplus	1,141	1,408	2,614	2,605	2,615
Accumulated other comprehensive income (loss)	97	83	(2)	28	14
Deficit	(7,013)	(6,962)	(5,146)	(4,933)	(4,642)
Total Equity attributable to BCE shareholders	14,946	14,490	14,587	14,783	15,011
Non-controlling interest	293	541	1,164	1,198	1,239
Total equity	15,239	15,031	15,751	15,981	16,250
Total liabilities and equity	46,297	46,643	45,223	45,163	45,384
Number of common shares outstanding	840.3	828.3	778.1	777.3	775.9

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 13

BCE (1)
Consolidated Cash Flow Data (2)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2014	Q4 2013	$ change		TOTAL 2014	TOTAL 2013	$ change
Net earnings	594	593	1		2,718	2,388	330
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	58	48	10		216	406	(190)
Depreciation and amortization	852	855	(3)		3,452	3,380	72
Post-employment benefit plans cost	93	109	(16)		377	442	(65)
Net interest expense	236	239	(3)		921	924	(3)
(Losses) Gains on investments	6	12	(6)		(10)	7	(17)
Income taxes	221	226	(5)		929	828	101
Contributions to post-employment benefit plans	(428)	(83)	(345)		(683)	(341)	(342)
Payments under other post-employment benefit plans	(19)	(18)	(1)		(73)	(73)	-
Severance and other costs paid	(44)	(65)	21		(190)	(203)	13
Acquisition costs paid	(68)	(30)	(38)		(131)	(80)	(51)
Interest paid	(233)	(231)	(2)		(907)	(879)	(28)
Income taxes paid (net of refunds)	(180)	(232)	52		(743)	(470)	(273)
Net change in operating assets and liabilities	439	415	24		365	147	218
Cash flows from operating activities	1,527	1,838	(311)		6,241	6,476	(235)
Bell Aliant dividends paid to BCE	-	48	(48)		95	191	(96)
Capital expenditures	(1,076)	(1,139)	63		(3,717)	(3,571)	(146)
Cash dividends paid on preferred shares	(40)	(31)	(9)		(134)	(127)	(7)
Cash dividends paid by subsidiaries to non-controlling interest	(1)	(68)	67		(145)	(283)	138
Acquisition costs paid	68	30	38		131	80	51
Voluntary defined benefit pension plan contribution	350	-	350		350	-	350
Bell Aliant Free Cash Flow	5	(4)	9		(77)	(195)	118
Free Cash Flow (3)	833	674	159		2,744	2,571	173
Bell Aliant free cash flow, excluding dividends paid	(5)	(44)	39		(18)	4	(22)
Business acquisitions	(8)	(1)	(7)		(18)	(2,850)	2,832
Acquisition costs paid	(68)	(30)	(38)		(131)	(80)	(51)
Voluntary defined benefit pension plan contribution	(350)	-	(350)		(350)	-	(350)
Business dispositions	(4)	-	(4)		720	1	719
Increase in investments	(23)	(1)	(22)		(38)	(3)	(35)
Decrease in investments	36	5	31		36	10	26
Acquisition of spectrum licences	-	-	-		(566)	-	(566)
Other investing activities	-	-	-		13	12	1
(Decrease) Increase in notes payable and bank advances	(132)	(240)	108		469	272	197
Reduction in securitized trade receivables	-	-	-		-	(14)	14
Issue of long-term debt	2	15	(13)		1,428	4,438	(3,010)
Repayment of long-term debt	(445)	(178)	(267)		(1,113)	(2,495)	1,382
Early debt redemption costs	(4)	-	(4)		(4)	(55)	51
Cash dividends paid on common shares	(481)	(452)	(29)		(1,893)	(1,795)	(98)
Privatization of Bell Aliant	(185)	-	(185)		(989)	-	(989)
Issue of common shares	6	-	6		49	13	36
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-		-	230	(230)
Other financing activities	(12)	(16)	4		(108)	(53)	(55)
	(1,673)	(942)	(731)		(2,513)	(2,365)	(148)
Net (decrease) increase in cash and cash equivalents	(840)	(268)	(572)		231	206	25
Cash and cash equivalents at beginning of period	1,406	603	803		335	129	206
Cash and cash equivalents at end of period	566	335	231		566	335	231

Other information
Free cash flow per share (3)	$1.01	$0.86	$0.15		$3.46	$3.31	$0.15
Annualized cash flow yield (5)	6.1%	7.2%	(1.1	) pts	6.1%	7.2%	(1.1	) pts

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 14

BCE
Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2014	Q4 14	Q3 14	Q2 14	Q1 14	TOTAL 2013	Q4 13	Q3 13	Q2 13	Q1 13
Net earnings	2,718	594	703	707	714	2,388	593	452	671	672
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	216	58	66	54	38	406	48	297	28	33
Depreciation and amortization	3,452	852	855	879	866	3,380	855	845	842	838
Post-employment benefit plans cost	377	93	91	94	99	442	109	112	107	114
Net interest expense	921	236	225	226	234	924	239	240	225	220
(Gains) losses on investments	(10)	6	-	(4)	(12)	7	12	(2)	(1)	(2)
Income taxes	929	221	241	236	231	828	226	165	196	241
Contributions to post-employment benefit plans	(683)	(428)	(82)	(85)	(88)	(341)	(83)	(84)	(76)	(98)
Payments under other post-employment benefit plans	(73)	(19)	(18)	(18)	(18)	(73)	(18)	(19)	(18)	(18)
Severance and other costs paid	(190)	(44)	(40)	(38)	(68)	(203)	(65)	(44)	(45)	(49)
Acquisition costs paid	(131)	(68)	(33)	(16)	(14)	(80)	(30)	(32)	(8)	(10)
Interest paid	(907)	(233)	(214)	(231)	(229)	(879)	(231)	(246)	(206)	(196)
Income taxes paid (net of refunds)	(743)	(180)	(92)	(110)	(361)	(470)	(232)	(53)	(37)	(148)
Net change in operating assets and liabilities	365	439	180	156	(410)	147	415	99	190	(557)
Cash flows from operating activities	6,241	1,527	1,882	1,850	982	6,476	1,838	1,730	1,868	1,040
Bell Aliant dividends paid to BCE	95	-	47	48	-	191	48	48	47	48
Capital expenditures	(3,717)	(1,076)	(975)	(937)	(729)	(3,571)	(1,139)	(880)	(830)	(722)
Cash dividends paid on preferred shares	(134)	(40)	(31)	(31)	(32)	(127)	(31)	(38)	(32)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(145)	(1)	(69)	(68)	(7)	(283)	(68)	(68)	(74)	(73)
Acquisition costs paid	131	68	33	16	14	80	30	32	8	10
Voluntary defined benefit pension plan contribution	350	350	-	-	-	-	-	-	-	-
Bell Aliant Free Cash Flow	(77)	5	(53)	(63)	34	(195)	(4)	(77)	(84)	(30)
Free Cash Flow	2,744	833	834	815	262	2,571	674	747	903	247
Bell Aliant free cash flow, excluding dividends paid	(18)	(5)	6	15	(34)	4	(44)	29	37	(18)
Business acquisitions	(18)	(8)	(10)	-	-	(2,850)	(1)	(2,844)	-	(5)
Acquisition costs paid	(131)	(68)	(33)	(16)	(14)	(80)	(30)	(32)	(8)	(10)
Voluntary defined benefit pension plan contribution	(350)	(350)	-	-	-	-	-	-	-	-
Business dispositions	720	(4)	186	-	538	1	-	-	1	-
Increase in investments	(38)	(23)	(9)	-	(6)	(3)	(1)	(1)	(1)	-
Decrease in investments	36	36	-	-	-	10	5	-	3	2
Acquisition of spectrum licences	(566)	-	-	(453)	(113)	-	-	-	-	-
Other investing activities	13	-	10	2	1	12	-	(2)	14	-
Increase (decrease) in notes payable and bank advances	469	(132)	443	(443)	601	272	(240)	495	(321)	338
Reduction in securitized trade receivables	-	-	-	-	-	(14)	-	-	-	(14)
Issue of long-term debt	1,428	2	1,243	150	33	4,438	15	2,008	1,408	1,007
Repayment of long-term debt	(1,113)	(445)	(117)	(136)	(415)	(2,495)	(178)	(1,515)	(513)	(289)
Early debt redemption costs	(4)	(4)	-	-	-	(55)	-	(28)	(10)	(17)
Cash dividends paid on common shares	(1,893)	(481)	(480)	(480)	(452)	(1,795)	(452)	(451)	(452)	(440)
Privatization of Bell Aliant	(989)	(185)	(804)	-	-	-	-	-	-	-
Issue of common shares	49	6	2	9	32	13	-	-	-	13
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-	-	-	230	-	-	-	230
Other financing activities	(108)	(12)	(15)	(33)	(48)	(53)	(16)	(11)	(8)	(18)
	(2,513)	(1,673)	422	(1,385)	123	(2,365)	(942)	(2,352)	150	779
Net increase (decrease) in cash and cash equivalents	231	(840)	1,256	(570)	385	206	(268)	(1,605)	1,053	1,026
Cash and cash equivalents at beginning of period	335	1,406	150	720	335	129	603	2,208	1,155	129
Cash and cash equivalents at end of period	566	566	1,406	150	720	335	335	603	2,208	1,155

Other information
Free cash flow per share	$3.46	$1.01	$1.06	$1.05	$0.34	$3.31	$0.86	$0.97	$1.16	$0.32
Annualized cash flow yield	6.1%	6.1%	6.5%	6.6%	7.0%	7.2%	7.2%	7.3%	7.3%	6.4%

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 15

Accompanying Notes

At December 31, 2014, we report our results of operations in four segments: Bell Wireless, Bell Wireline, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

(1)	Throughout this report, we, us, our, the company and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis; and Bell Aliant means, as the context may require, Bell Aliant Inc. or, collectively, Bell Aliant Inc., its subsidiaries and associates.

(2)	On October 31, 2014, BCE completed the acquisition of all the issued and outstanding shares of Bell Aliant that it did not already own, therefore eliminating the 55.9% ownership interest held by non-controlling interest.

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral Media Inc. (Astral).

(3)	Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definition of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods.

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, Adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share.

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 16

Accompanying Notes

We use Adjusted net earnings and Adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

Free Cash Flow and Free Cash Flow per share

The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

As of November 1, 2014, BCE’s free cash flow includes 100% of Bell Aliant’s free cash flow rather than cash dividends received from Bell Aliant. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends, and dividends paid by subsidiaries to non-controlling interest.

Prior to November 1, 2014, free cash flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We define free cash flow per share as follows:

Free cash flow
Average number of common shares outstanding

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses.

For free cash flow, the most comparable IFRS financial measure is cash flows from operating activities.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

As of Q4 2014, we report net debt at the BCE level as opposed to the Bell level. Comparative figures are also reported at the BCE level.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 17

Accompanying Notes

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

(4)	Key Performance Indicators (KPIs)

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital Intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.

Net debt to Adjusted EBITDA
As of Q4 2014, we report Net debt to Adjusted EBITDA ratio at the BCE level as opposed to the Bell level. Comparative figures are also reported at the BCE level.

Net debt to Adjusted EBITDA is BCE Net debt divided by Adjusted EBITDA. Net debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our net debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA.

Adjusted EBITDA to net interest expense
As of Q4 2014, we report Adjusted EBITDA to net interest expense ratio at the BCE level as opposed to the Bell level. Comparative figures are also reported at the BCE level.

Adjusted EBITDA to net interest expense is Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to net interest expense ratio, Adjusted EBITDA is defined as twelve-month trailing BCE Adjusted EBITDA. Net interest expense is twelve-month trailing BCE interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

(5)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information - Fourth Quarter 2014 Page 18